Odyssey Semiconductor Technologies, Inc.

9 Brown Road

Ithaca, NY 14850

June 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Odyssey Semiconductor Technologies, Inc.
Registration Statement on Form S-1
File No. 333-257178

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM on June 24, 2021, or as soon thereafter as is practicable.

Sincerely,

Odyssey Semiconductor Technologies, Inc.

By:	/s/ Alex Behfar
Name:	Alex Behfar
Title:	Chairman and Chief Executive Officer